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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F [X]   Form 40-F[ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes [ ] No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.
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[ASHANTI LOGO]

                           P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE                                         9 DECEMBER 2002


             ASHANTI ANNOUNCES FILING OF F-1 REGISTRATION STATEMENT

Ashanti Goldfields Company Limited ("Ashanti") announces that it has, on Friday 6 December 2002, filed an F-1 registration statement with the US Securities and Exchange Commission ("SEC") in connection with a Rights Issue in the form of ordinary shares or global depositary securities. The registration statement has not yet been declared effective by the SEC and is therefore subject to amendment. The UK Listing Authority has not approved the registration statement. Neither the size nor the pricing of the offering is yet decided.

When available, a copy of the prospectus may be obtained from the offices of Ashanti at 3rd Floor, Roman House, Wood Street, London EC2Y 5BA.

ENDS

ENQUIRIES :

ASHANTI GOLDFIELDS COMPANY LIMITED

Sam Jonah, Chief Executive                                    + 00 233 21 774913
S. Venkatakrishnan, Chief Financial Officer                   + 00 233 21 778171
Ernest Abankroh, Company Secretary                           + 00 233 21 774 977

GOLIN HARRIS - NORTH AMERICAN CONTACT

Alan Jordan                                                      +1 212 897 9191

The draft registration statement may be viewed upon the US Securities and Exchange Commission website, EDGAR, and on the UK Listing Authority's document viewing facility. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement contains a number of statements relating to Ashanti that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America. Such statements are based on current plans, information and intentions and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements. Additional risk factors affecting Ashanti are set out in Ashanti's filings with the US Securities and Exchange Commission.

  A copy of this release is available at http://www.ashantigold.com/release.htm
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 9, 2002           ASHANTI GOLDFIELDS COMPANY LIMITED




                                        By:    /s/ Ernest Abankroh
                                               -------------------
                                        Name:  Ernest Abankroh
                                        Title: Corporate Secretary